UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*


                            Boundaries Capital, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Shares
                         ------------------------------
                         (Title of Class of Securities)

                                    101678100
                                 --------------
                                 (CUSIP Number)

                              Thomas E. Stepp, Jr.
                                 STEPP LAW GROUP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                 (949) 660-9700
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 20, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                   Page 1 of 3


CUSIP No.  101678100
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons                   Nathan Nock
          I.R.S. Identification Nos. of above
          persons (entities only):                     N/A

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [_]

          (b)  [X]

--------------------------------------------------------------------------------

     3.   SEC Use Only:

--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)

          PF (Personal Funds of Reporting Person)

--------------------------------------------------------------------------------

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization:        Canada

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power:            5,000,000
Shares Bene-                               -------------------------------------
finically by
Owned by Each       8.   Shared Voting Power:          Nil
Reporting                                    -----------------------------------
Person With:
                    9.   Sole Dispositive Power:       5,000,000
                                                --------------------------------

                    10.  Shared Dispositive Power:     Nil
                                                  ------------------------------

--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by
          Each Reporting Person:                       5,000,000 common shares

     12.  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions):

     13.  Percent of Class Represented by Amount
          in Row (11):                                 47.5%

--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)

          Nathan Nock       IN



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                                   Page 2 of 3


CUSIP No.  101678100
--------------------------------------------------------------------------------

Item 1.           Security and Issuer
-------           -------------------

This statement on Schedule 13D relates to the shares of Common Stock, $0.001 par value per share, of Boundaries Capital, Inc., a Nevada corporation ("Boundaries"). The principal executive office of Boundaries is located at Suite 460, 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2.

Item 2.           Identity and Background
-------           -----------------------

(a)  Nathan Nock
(b)  Suite 402, 4373 Halifax Street, Vancouver, British Columbia, Canada V5C 5Z2
(c)  Self-employed contractor, courier and investor relations consultant
(d) During the last five years, Mr. Nock has not been convicted in a criminal proceeding
(e) During the last five years, Mr. Nock was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction. (f) Canada

Item 3.           Source and Amount of Funds or Other Consideration
-------           -------------------------------------------------

Nathan Nock acquired the beneficial ownership of 5,000,000 restricted common shares of Boundaries through a debt settlement agreement. The 5,000,000 common shares bear a 144 legend. Boundaries owed Mr. Nock $50,000 and issued him 5,000,000 common shares at $0.01 for full satisfaction of the debt.

Item 4.           Purpose of Transaction
-------           ----------------------

Mr. Nock acquired the shares as a personal investment and in lieu of funds owed to him by Boundaries.

Item 5.           Interest in Securities of the Issuer
-------           ------------------------------------

(a) Nathan Nock is the beneficial owner of 5,000,000 common shares Boundaries which bear a 144 legend. These shares represent 47.5% of the issued and outstanding common shares of Boundaries.

(b) Nathan Nock holds the sole power to vote and to dispose of the 5,000,000 common shares.

(c) Nathan Nock has not effected any transaction in the common shares of Boundaries during the past 60 days, except as disclosed in this statement.

(d)  Not applicable.

(e)  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
-------           -------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

N/A

Item 7.           Material to be Filed as Exhibits
-------           --------------------------------

Exhibit 10 Debt Settlement Agreement between Boundaries Capital, Inc. and Nathan Nock dated June 3, 2003



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                                   Page 3 of 3


CUSIP No.   101678100
--------------------------------------------------------------------------------


                                    SIGNATURE
                                    ---------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:         July 16, 2003

Signature:    /s/ Nathan Nock

Name:         Nathan Nock